Arno Therapeutics, Inc.
4 Campus Drive, 2nd Floor
Parsippany, NJ 07054
(862) 703-7170
May 1, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Jeffrey Riedler

Re:	Arno Therapeutics, Inc. (the “Company”)
Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-1
File No. 333-152660

Dear Mr. Riedler:

On behalf of the Company, the undersigned respectfully requests withdrawal of the above-referenced Post-Effective Amendment No. 1 to Form S-1 that was filed with the Securities and Exchange Commission on April 14, 2009 (the “Post-Effective Amendment”).

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, the undersigned confirms that no securities of the Company were sold pursuant to the Post-Effective Amendment. Effectiveness of the Post-Effective Amendment has not been granted. The grounds on which the Company makes this application are that there is no longer any intention to offer or sell securities under the Post-Effective Amendment.

Sincerely,

Arno Therapeutics, Inc.

By:	/s/ Brian Lenz
Brian Lenz
Chief Financial Officer